

INTERIM LEASE AGREEMENT

SABO BROS. REALTY LTD.
8704 - 51 AVENUE
EDMONTON, ALBERTA
T6E 5E8
PH: (780)465-0041

Date: **August 9, 2007**

Dear Sirs:

THIS is to confirm that I/we are leasing the property municipally known as: **4403 & 4363 – 68 Avenue**
Approx. 11,368 Sq. Ft.

On the following basic terms:

1. That I/we lease this land/building for the term of **Five** Years at a monthly rental of **$9,474.00 + $2,370.00 + G.S.T.** the lease commencing from NOV 1/07 rental to be adjusted in accordance with real property taxes. The rent shall be due and payable in advance on the 1 day of each and every month of the said term.

2. Such lease contains the following covenants and provisos:
   a. Lessee to pay the rent in advance promptly when due on the **1st** of every month of the said term. Rents not paid promptly on due date shall then be deemed to be in arrears. Time to be strictly of the essence.
   b. Lessee to pay for the cost of all utilities and business tax, license or other rates **Gas, Water, Power**
   c. Lessee to abide by and comply with all lawful by-laws, rules and regulations by any municipal or other authority.
   d. Lessee to indemnify and save the Lessor harmless from and against all loss, expense, damages, claims, and costs. Lessor shall not be liable for any damage to any property at any time in the demised premises occasioned by negligence, default or misfeasance of Lessee or any other tenant.
   e. Lessee to maintain and insure and keep in good order all glass, including plate glass and glass doors, and protect water and drain pipes, water closets, faucets, sinks and accessories from frost during winter and cold weather.
   f. Lessee to repair all damages, wear or tear which would occur in conducting their business, normal wear and tear only excepted.
   g. Lessee to pay interest to Lessor at two (2%) per cent per month for rent in arrears.
   h. Lessee to pay all costs and attorney fees between solicitor and client on account of any default by Lessee.
   i. Lessee to allow Lessor to distrain for rent, including accelerated rent.
   j. Lessee will pay real property taxes and fire insurance premium monthly.
   k. It is understood and agreed that there are no representations or warranties made by the Lessor or any of his representatives affecting the said property, other than as expressed herein in writing.
   l. Special Conditions: **1)Lease rate based on $10.00' + $2.50 Operating cost.**
   2) Lessor to install one 12'x16' OH Door. 3) Lessor to install 2 washrooms in upper office.
   4) Lessee may sublet portion of office and warehouse. 5) Lessor to paint office and warehouse
   6) All lights, heaters, doors, air cond., plumbing to be in good working order. 7) Lessor to divide off upper offices.
   8) Three months no charge for upper offices. 9) Movable shed at rear to stay. Lessor to change Carpet KP

3. The formal lease shall be prepared by the Lessor and shall be executed by the Lessee and the Lessor respectively on or before the commencement of the said term. Pending execution of the formal lease, this Interim Lease Agreement upon execution shall constitute a lease and the parties hereto shall be bound by the covenant's and provisos herein set forth.

4. In order to bind this agreement I/we hereby hand you the sum of **$23,690.00 (incl. operating) + $1,421.40 G.S.T. = $25,111.40** to be applied as rent on the first one month and the last month of the tenancy, provided that if I/we as Lessee (s) fail to complete a formal lease with the Lessor or fail to comply with the terms and conditions of this interim lease agreement the sum of money hereby tendered shall become forfeit to the Lessor as liquidated damages and I hereby grant the Lessor permission to turn over to you as agreed compensation for services rendered, that portion of the sum of money that would have equaled your commission had a sale been consummated, and this agreement shall be null and void, at the Lessors option.

This agreement shall enure to and be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

KCP INNOVATIVE SERVICES INC.

Witness: [signature] Lessee **Ken Pearson** [signature]

Receipt of deposit is hereby acknowledged:
ED Stenger
ANDY SABO OF SABO BROS.
Per: REALTY LTD. IS ACTING AS
Dual AGENT FOR THE
SELLER ☑ BUYER ☑

Address

Phone – Cell: 913-2033 Bus: 461-5235
Fax:

Solicitor

ACCEPTANCE

I/we the undersigned, the owners of the above described property hereby accept the above offer according to its terms and conditions. I hereby authorize you to deduct from the deposit the commission payable , and I hereby irrevocably assign the rentals to you to cover any unpaid balance of the commission, and I hereby charge this property with such sum, and I direct the Lessee to pay the rent to you my agent as the same falls due until the commission is paid in full. In the event the sum of the money noted above shall become forfeit to the Lessor, as herein before provided, I then authorize you to deduct from the said deposit a sum equal to your commission as agreed compensation for services rendered.

PARAGON INVESTMENTS LTD.

Witness: [signature] Lessor J.T. CHEVALIER [signature]

4903 - 62 AVE. EDMONTON, AB
Address

Solicitor



09-12-07;11:34AM;

INTERIM LEASE AGREEMENT

SABO REALTY LTD.
8704 - 51 AVENUE
EDMONTON, ALBERTA
T6E 5E8
PH. [illegible]-465-0041

Date: September 12, 2007

It is acknowleged that this is strictly a SUB LEASE AGREEMENT.

Dear Sirs: THIS is to confirm that I/we are leasing the property municipally known as:— 4407 - 68 Avenue, second level comprising of 2,756 square feet and main floor comprising of 280 square feet on the following basic terms:

1. That I/we lease this land/building for the term of 59 ½ months ~~years~~ at a monthly rental of $ 3,800.00 plus tax the lease commencing from November 15, 2007 rental to be adjusted in accordance with real property taxes. The rent shall be due and payable in advance on the 1st day of each and every month of the said term, or on the following business day

2. Such lease contains the following covenants and provisos:
   a. Lessee to pay the rent in advance promptly when due on the 1st of every month of the said term. Rents not paid promptly on due date shall then be deemed to be in arrears. Time to be strictly of the essence.
   b. Lessee to pay for the cost of ~~utilities and~~ business tax, license or other rates All costs are included in monthly payment
   - Landlord to provide new paint, new rug for main entrance and second and to replace any damaged ceiling tiles.
   c. Lessee to abide by and comply with all lawful by-laws, rules and regulations by any municipal or other authority.
   d. Lessee to indemnify and save the Lessor harmless from and against all loss, expense, damages, claims, and costs. Lessor shall not be liable for any damage to any property at any time in the demised premises occasioned by negligence, default or misfeasance of Lessee or any other tenant.
   e. Lessee to maintain and insure and keep in good order all glass, including plate glass and glass doors, and protect water and drain pipes, water closets, faucets, sinks and accessories from frost during winter and cold weather.
   f. Lessee to repair all damages, wear or tear which would occur in conducting their business, normal wear and tear only excepted.
   g. Lessee to pay interest to Lessor at two (2%) per cent per month for rent in arrears.
   h. Lessee to pay all costs and attorney fees between solicitor and client on account of any default by Lessee.
   i. Lessee to allow Lessor to distrain for rent, including accelerated rent.
   j. Lessor ~~Lessee~~ will pay real property taxes and fire insurance premium monthly. Based on the 2007 mill rate
   k. It is understood and agreed that there are no representations or warranties made by the Lessor or any of his representatives affecting the said property, other than as expressed herein in writing.
   l. ~~Special Conditions~~: Landlord to provide caging for main floor area comprising of 280 square feet.
   - The Trikon Group Corporation is representing DF Technical & Consulting Services Ltd in this transaction.
   - SABO BROS REALTY LTD is representing KCP Innovative Services Inc in this transaction

3. The formal lease shall be prepared by the Lessor and shall be executed by the Lessee and the Lessor respectively on or before the commencement of the said term. Pending execution of the formal lease, this Interim Lease Agreement upon execution shall constitute a lease and the parties hereto shall be bound by the covenant's and provisos herein set forth.

4. In order to bind this agreement I/we hereby hand you the sum of $11,400.00 plus tax to be applied as rent on the first one month and the last two months of the tenancy, provided that if I/we as Lessee(s) fail to complete a formal lease with the Lessor or fail to comply with the terms and conditions of this Interim lease agreement the sum of money hereby tendered shall become forfeit to the Lessor as liquidated damages and I hereby grant the Lessor permission to turn over to you as agreed compensation for services rendered, that portion of the sum of money that would have equaled your commission had a sale been consummated, and this agreement shall be null and void, at the Lessors option.

This agreement shall enure to and be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

Witness: ______________________

Receipt of deposit is hereby acknowledged:

____
Per:

DF Technical & Consulting Services Ltd
Lessee
X [signature] print name: [illegible]
Address: 8104 - 46 Street, Edmonton, AB T6B 2M8
Phone - Res. ______ Bus. 780 · 468 · 3131

____
Solicitor

ACCEPTANCE

I/we the undersigned, the owners of the above described property hereby accept the above offer according to its terms and conditions. I hereby authorize you to deduct from the deposit the commission payable, and I hereby irrevocably assign the rentals to you to cover any unpaid balance of the commission, and I hereby charge this property with such sum, and I direct the Lessee to pay the rent to you my agent as the same falls due until the commission is paid in full. In the event the sum of the money noted above shall become forfeit to the Lessor, as herein before provided, I then authorize you to deduct from the said deposit a sum equal to your commission as agreed compensation for services rendered.

[signature]
Witness:

KCP Innovative Services Inc
Lessor
[signature] print name: KEN PEARSON
Address: 4403 - 68 Avenue, Edmonton, AB T6B 2N2

____
Solicitor

SUBJECT TO PARAGON APPROVAL [signature]